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                                                                 Exhibit (a)(7)

                            [On Virbac Letterhead]



Contact: Robert J. Elfanbaum
         Chief Financial Officer
         (314) 298-7330

                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

                    VIRBAC CORPORATION ANNOUNCES COMPLETION
                                OF TENDER OFFER

Fort Worth, Texas, (April 23, 1999) - Virbac Corporation (Nasdaq/NM:VBAC) today announced that it has completed its public tender offer for one million shares of the Company's outstanding common stock at $3.00 per share. The tender offer, which expired on April 19, 1999, was made pursuant to the terms of the merger agreement between Virbac, Inc., a subsidiary of Virbac, S.A., and Agri-Nutrition Group Limited.

     Based upon a preliminary count at the time of expiration, approximately
8.5 million shares were tendered in response to the offer, which represents approximately 38.7% of Virbac Corporation stock currently outstanding. In accordance with the proration provisions described in the Offer to Purchase, the Company will purchase 11.7% of the shares tendered by each individual shareholder. Payment for shares validly tendered in the offer will be made beginning Monday, April 26, 1999.

     As also outlined in the merger agreement, if the closing price of the common stock has not reached $3.00 for 40 consecutive trading days within two years after the merger, the Company will conduct a second tender offer for an additional 1.5 million shares at $3.00 per share.

     Virbac Corporation, located in Fort Worth, Texas, is a companion animal health company formed on March 5, 1999, through the merger of Virbac, Inc., a subsidiary of the $241 million revenue French public animal health company, Virbac, S.A. (Second Marche/SICOVAM:3157), and Agri-Nutrition Group Limited. Virbac Corporation is a leader in dermatological and oral hygiene products for pets and companion animals and provides a broad array of health care products to its clients from operations in Fort Worth, Texas; St. Louis, Missouri; Los Angeles, California; and Chicago, Illinois; as well as a sales and distribution center in the United Kingdom.